
Mail Stop 4561

July 5, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re: Cango Inc.**
> **Registration Statement on Form F-1**
> **Filed June 22, 2018**
> **File No. 333-225813**

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2018 letter.

Cover Page

1. We note your risk factor disclosure on page 43 that you will be a controlled company under the rules of the NYSE. Please disclose your status as a controlled company on the cover page and in the summary section.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 201

2. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Notes to the Consolidated Financial Statements

Note 26. Subsequent Events, page F-55

3.   We note your response to prior comment 4. Please expand your disclosure to incorporate more of the information provided in your response to provide context to your readers. In this regard, your current disclosures appear unclear as to the nature and significance of Chehejia.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP